UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

TRESTLE HOLDINGS, Inc.

(Name of Issuer)

Common Stock, Par .001

(Title of Class of Securities)

89530U105 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89530U105	SCHEDULE 13G

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

Knight Equity Markets, L.P., formerly Knight Securities, L.P. 22-3660471
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

524,061
6. SHARED VOTING POWER

Not applicable
7. SOLE DISPOSITIVE POWER

524,061
8. SHARED DISPOSITIVE POWER

Not applicable

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

524,061
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.35% based on the outstanding shares reported on the 10-QSB for quarter ended September 30, 2006
12.	TYPE OF REPORTING PERSON*

BD

ITEM 1	(a).	Name of Issuer

TRESTLE HOLDINGS, Inc.

ITEM 1	(b).	Address of Issuer’s Principal Executive Offices

1328 W. BALBOA Blvd, Suite C, Newport Beach, CA. 92661

ITEM 2	(a).	Names of Persons Filing

Knight Equity Markets, L.P., formerly Knight Securities, L.P.

ITEM 2	(b).	Address of principal business office

545 Washington Blvd., 3rd Floor Jersey City, NJ 07310

ITEM 2	(c).	Citizenship

Delaware

ITEM 2	(d).	Title of Class of Securities

Common Stock

ITEM 2	(e).	CUSIP Number

N/A

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:

	(a)	☒ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

ITEM 4.	Ownership

(a) Amount beneficially owned

524,061

(b) Percent of class

6.35%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote 524,061

(ii) shared power to vote or to direct the vote Not applicable

(iii) sole power to dispose or to direct the disposition of 524,061

(iv) shared power to dispose or to direct the disposition of Not applicable

ITEM 5.	Ownership of Five Percent or Less of a Class Not applicable

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

ITEM 8.	Identification and Classification of Members of the Group Not applicable

ITEM 9.	Notice of Dissolution of Group Not applicable

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2007

Knight Equity Markets, L.P.

By:	/s/ Michael Corrao
Michael Corrao
Director of Compliance